United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: PepsiCo Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 7545, Wilmington, Delaware 19803-7545

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

SHAREHOLDER REBUTTAL TO PEPSICO, INC.

The Shareholder Commons urges you to vote FOR Item 6 on the proxy, the shareholder proposal requesting the Board study the external public health costs of PepsiCo Inc.’s (“PepsiCo” or the “Company”) food and beverage business and the impact of those costs on the many PepsiCo shareholders who rely upon overall market returns.

The Shareholder Commons is a non-profit organization that seeks to shift the paradigm of investor thinking away from a narrow and harmful focus on individual company value towards a systems-first approach to investing that better serves investors and their beneficiaries.

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The Proposal

The Proposal requests the Board to report on the public health costs that PepsiCo’s food and beverage products impose on society, and how those costs affect the Company’s diversified shareholders. The unhealthy food and beverages that constitute 81% of PepsiCo’s product portfolio1 are among the top culprits in the growing global obesity epidemic: “Poor diets lead to chronic illnesses such as heart disease, type 2 diabetes, and obesity.”2

A growing body of research demonstrates that public health problems such as obesity exact a costly toll on the global economy, to the tune of almost 3 percent of GDP per year.3 An additional body of research demonstrates that these public health costs, which companies like PepsiCo externalize, are ultimately borne by diversified shareholders, a category into which the vast majority of PepsiCo’s investors fall.4

A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that systematic factors explain 75-94 percent of average portfolio return.5 Yet PepsiCo provides shareholders no information on the costs it externalizes or the risks it creates for the global economy, leaving them without critical information about the risk it is imposing on their portfolios.

The Company Believes its Primary Responsibility Is to Optimize Long-Term Financial Return, Regardless of Public Health Costs

The PepsiCo Corporate Governance Guidelines make it clear that its board of directors (the “Board”) is focused on profit, not health:

The following are the Board’s primary responsibilities . . . :

1.	Represent the interests of the Corporation’s shareholders in maintaining and enhancing the success of the Corporation’s business, including optimizing long-term returns to increase shareholder value.[6]

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1 Access to Nutrition Initiative (“ANTI”) at https://accesstonutrition.org/index/global-index-2018/scorecards/pepsico/ (last visited April 27, 2021). The Access to Nutrition Foundation (ATNF), a respected independent non-profit organization based in the Netherlands, is funded by the Bill & Melinda Gates Foundation, the Dutch Ministry of Foreign Affairs, the Robert Wood Johnson Foundation and the U.K.’s Department for International Development.

2 United States Center for Disease Control, https://www.cdc.gov/nutrition/healthy-food-environments/improving-access-to-healthier-food.html (last visited April 27, 2021).

3 Foresight (April 2019) https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf, (last visited April 27, 2021).

4 Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV (demonstrating linear relationship between GDP and a diversified portfolio) available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

5 Moving Beyond Modern Portfolio Theory: Investing that Matters by Jon Lukomnik and James Hawley, scheduled for publication on May 3, 2021.

6 https://www.pepsico.com/docs/album/corporate-governance/corporate-governance-guidelines.pdf?sfvrsn=e83d373_20 (last visited April 27, 2021). These guidelines do not provide for the Board to represent any other interests beyond those of the shareholders.

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Of course, as PepsiCo makes clear in its sustainability reporting and other materials, it is aware that many of its snack and beverage products contribute to public health problems such as obesity and diabetes. Furthermore, it has taken certain steps to reduce that contribution, such as adding more healthful product lines to its portfolio, reformulating existing products, and taking steps to limit advertising to young children.

At the same time, PepsiCo’s reporting to the financial markets demonstrates that, as its Corporate Governance Guidelines demand, its primary concern is profits, and that concern is untethered to any health considerations. The CEO’s remarks from the Company’s final 2020 earnings call reflect this focus:

•	Addition of more healthful product lines does not mean reduction of sales of “indulgent” (i.e., unhealthful) lines. “For example, if you think about the Frito portfolio, obviously, we want to grow our Cheetos, Doritos, Tostitos, Lays, Ruffles at a very good base [sic]. And I think we’re doing that. But at the same time, we need to build healthier portfolios, brands…”

•	Growth in the energy drink category. The CEO also emphasized investments in growing the Rockstar (an energy drink) and Mountain Dew lines, clearly not part of the healthful side of the business. “And it will be the first move of Mountain Dew and there will be future moves as well from Mountain Dew into the energy space.” Along with concentrates, the sports and energy drink category has been identified as the Company’s least healthful product line.[7]

•	Encouraging more consumption of unhealthful products. It is also part of the Company’s strategy that its customers consume its “core” products more frequently: “As we’re thinking about our growth, obviously, there is a lot of growth in our core brands. Our large core brands have a lot of opportunities, both for more penetration and for, obviously, much more frequency.” An absolute goal of lowering the public health footprint of the business would be inconsistent with encouraging more consumption of Pepsi, Mountain Dew, Cheetos, and Doritos.

•	Growth is the first principle. “At the same time, we don’t want to keep our eyes off what are the core brands that drive the majority of the growth in absolute dollars of this Company [in contrast to new, more healthful products like Sodastream and Bare] and that have a massive runway for growth in the future. So that gives you a sense of how we are thinking about growth. Growth being our number one value creation. Profitable growth, obviously.”

The requested report will reveal whether PepsiCo is acting contrary to the interests of its own diversified shareholders.

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7 ANTI, supra n.1 at https://accesstonutrition.org/index/global-index-2018/scorecards/pepsico/ (last visited April 27, 2021).

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PepsiCo’s Corporate Governance Guidelines, along with the statements from its recent earnings call, demonstrate that the Company prioritizes financial return over public health. Thus, any measures to address public health concerns, such as altering the mix or formulation of its products, are constrained by a perceived mandate to optimize long-term financial returns to shareholders. A report that addresses the full public health costs of the business will illuminate the gap between what PepsiCo is currently doing to address public health, and what it would do if it were optimizing for public health outcomes rather than profits.

This is a critical question for shareholders. When a company or industry focuses on growth and financial return, the long-run effect may be to lower global economic productivity. In the case of the food and beverage industry, for example, obesity and diabetes significantly impair human capital, which in turn undermines the economy. A growing body of research quantifies such costs. For example, a 2018 Milken Institute study shows that “the impact of obesity and overweight on the U.S. economy has eclipsed $1.7 trillion, an amount equivalent to 9.3 percent of the nation’s gross domestic product.”8 And a 2014 McKinsey Global Initiative report calculated the global economic impact from obesity at roughly $2 trillion, or 2.8 percent of global GDP.9

This long-term, macro effect hurts diversified shareholders, because their returns are dependent on overall market performance, rather than outperformance achieved by any single company or industry. Thus, when companies limit public health measures to those that optimize their profits, they may be acting against the interests of their own long-term, diversified shareholders.

A United Nations study demonstrates how diversified shareholders and beneficial owners suffer when corporations impose costs on the economy that lower GDP, reducing overall equity value.10 This tension between prioritizing financial return and the actual needs of diversified investors is further demonstrated by a recent study, which determined that publicly listed companies impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.11 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

The PepsiCo opposition statement misses the point

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8 Milken Institute. “Economic impact of excess weight now exceeds $1.7 trillion: Costs include $1.24 trillion in lost productivity, according to study documenting role of obesity and overweight in chronic diseases.” ScienceDaily. ScienceDaily, 30 October 2018. Available at www.sciencedaily.com/releases/2018/10/181030163458.htm.

9 Richard Dobbs et al., Overcoming obesity: An initial economic analysis, McKinsey Global Institute (November 2014), available at https://www.mckinsey.com/~/media/mckinsey/business%20functions/economic%20studies%20temp/our%20insights/how%20the%20world%20could%20better%20fight%20obesity/

mgi_overcoming_obesity_full_report.ashx.

10 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

11 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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PepsiCo claims that it cannot “extrapolate” its own impact on public health because of the number of conflating factors.

The Proposal does not request any particular level of specificity, and the level of precision would be determined by those preparing the report. Moreover, the Company itself cites the ANTI report12 as an example of a credible third-party resource. The report included a detailed analysis of certain areas where PepsiCo is failing to optimize its business to address public health concerns. In addition, the Foresight13 report demonstrates the availability of techniques for approximating the costs of such public health issues. In any event, the inability to construct a perfect report is no reason for shareholders to receive no information whatsoever with respect to this important issue.

PepsiCo claims that it has already taken steps to address public health concerns and that it partners with others to do so.

These arguments entirely miss the point. While PepsiCo has taken some measures to address public health concerns, those measures are constrained by the Company’s own stated mandate to prioritize shareholder return above all other concerns. The fact that it is taking some measures simply does not answer the question of whether it is taking sufficient measures. A few facts make clear that it is not:

•	As noted above, 81% of PepsiCo’s portfolio is unhealthful.

•	Its own “Everyday Nutrition” products do not even meet its own definition of “healthy” [sic].[14]

•	Its “product reformulation targets remain limited as they do not cover all relevant products and nutrients globally.”[15]

•	It has not made commitments that “prohibit any advertising near primary schools, and in or near secondary schools or other places popular with children,” as recommended by the World Health Organization.”[16]

•	The Company “contributed approximately 42% of sugary drink and energy drink ads viewed by Black children and preschoolers.”[17]

The Company has failed to make any argument that is responsive to the request for a report that would help illustrate the gap between the Company’s current, limited efforts to address public health concerns, and what it could do if it were authentically focused on optimizing public health and, by extension, the economic health that is the single greatest value driver of its diversified shareholders’ portfolios.

Conclusion

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12 ANTI, supra n.1

13 Supra, n.3.

14 ANTI, supra n.1 at https://accesstonutrition.org/index/global-index-2018/scorecards/pepsico/ (last visited April 27, 2021).

15 Id.

16 ANTI, supra n.1 at https://accesstonutrition.org/index/global-index-2018/scorecards/pepsico/ (last visited April 27, 2021).

17 Sugary Drink Facts 2020 at 39, available at https://media.ruddcenter.uconn.edu/PDFs/Sugary_Drink_FACTS_Full%20Report.pdf.

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Please vote FOR Item 6

By voting FOR Item 6, shareholders can urge PepsiCo to account directly for its effect on public health, upon which a thriving economy depends. Such a report can aid the Board and management in authentically serving the needs of its customers and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on financial return.

The Shareholder Commons urges you to vote FOR Item 6 on the proxy, the Shareholder Proposal requesting a report on external public health costs at the PepsiCo Inc. Annual Meeting on May 5, 2021.

For questions regarding United Parcel Service Inc., Proposal 6 – submitted by Myra K. Young, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

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